Exhibit 99.5

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Prospectus/Offer to Exchange, dated June 8, 2007 (the "Offer to Exchange"), and the related Letter of Transmittal and any amendments or supplements to the Offer to Exchange or Letter of Transmittal and, other than as described below, is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, DG FastChannel (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of DG FastChannel by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer by DG FastChannel, Inc.
to Exchange Approximately 0.1895 of a Share of Common Stock
of
DG FastChannel, Inc.
for
Each Outstanding Share Of Common Stock
(Including the Associated Preferred Share Purchase Rights)
of
Point.360
subject to the procedures and limitations
described in the Offer to Exchange and the related Letter of Transmittal

        DG FastChannel, Inc., a Delaware corporation ("DG FastChannel"), is offering to exchange approximately 0.1895 shares of common stock, $0.001 par value per share, of DG FastChannel for each share of common stock, no par value per share (the "Shares"), of Point.360, a California corporation ("Point.360"), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated June 8, 2007 (the "Offer to Exchange"), and in the related Letter of Transmittal (which collectively, as amended or supplemented from time to time, constitute the "Offer"). The exact number of shares of DG FastChannel common stock to be exchanged for each Share of Point.360 will be obtained by dividing 2 million by the number of Shares (excluding Shares owned directly or indirectly by DG FastChannel or Point.360) issued and outstanding immediately prior to the consummation of the Offer. Holders of the Shares will not receive any fractional shares of DG FastChannel common stock. Instead, they will receive cash, if any (without interest and subject to any withholding for taxes), in an amount equal to the value of the fractional share of DG FastChannel common stock they otherwise would have been entitled to receive.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT
NEW YORK CITY TIME ON [DAY, DATE], 2007, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made in connection with the Agreement and Plan of Merger and Reorganization, dated as of April 16, 2007 (the "Merger Agreement"), by and among DG FastChannel, Point.360 and New 360, a newly-created and wholly-owned subsidiary of Point.360 ("New 360"). DG FastChannel is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Point.360. Following completion of the Offer, DG FastChannel intends to cause Point.360 to merge with and into DG FastChannel (the "Merger"), with DG FastChannel continuing as the surviving corporation.

        Tendering shareholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, which is acting as the exchange agent in connection with the Offer (the "Exchange Agent"), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Shareholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. DG FastChannel will pay the fees and expenses incurred in connection with the Offer of the Exchange Agent and D. F. King & Co., Inc., which is acting as the information agent in connection with the Offer (the "Information Agent").

        The Point.360 board of directors has approved the Merger Agreement, the Offer and the proposed Merger, and has recommended that Point.360 shareholders accept the Offer and tender their Shares of Point.360 common stock in the Offer.

        In connection with the Merger Agreement, Haig S. Bagerdjian, Chairman and Chief Executive Officer of Point.360, entered into a support agreement with DG FastChannel, pursuant to which he has agreed to tender his Shares in the Offer, subject to certain conditions.

        The rights of DG FastChannel shareholders differ in certain respects from the rights of Point.360 shareholders as described in the Offer to Exchange. Point.360 shareholders are urged to carefully read the Offer to Exchange and the Letter of Transmittal.

        The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer at least a majority of the fully-diluted Shares, calculated as described in the Offer to Exchange, and (2) the completion of the Spin-Off (as defined below) of New 360 to Point.360 shareholders, other than DG FastChannel. The Offer is also subject to other terms and conditions described in the Offer to Exchange, the related Letter of Transmittal and the Merger Agreement, all of which should be reviewed in detail.

        In connection with the Merger Agreement, and pursuant to the Contribution Agreement, dated as of April 16, 2007, by and among Point.360, DG FastChannel and New 360, prior to the consummation of the Offer, Point.360 will contribute to New 360 (the "Contribution") all of the assets owned, licensed or leased by Point.360 that are not used exclusively in connection with the advertising distribution business of Point.360 (the "ADS Business"), and New 360 will assume certain liabilities of Point.360. Immediately following the Contribution but prior to the consummation of the Offer, Point.360 will distribute (the "Spin-Off") to its shareholders (other than DG FastChannel) pro rata all of the capital stock then outstanding of New 360. As a result of the Contribution and the Spin-Off, at the consummation of the Offer, the assets and liabilities of Point.360 will consist only of those assets and liabilities exclusively related to the ADS Business.

        If any condition to the Offer is not satisfied or, if permissible, waived, by any scheduled expiration date of the Offer, then DG FastChannel may extend the expiration date from time to time. Each extension may last for such period as DG FastChannel may determine. DG FastChannel also has the right to extend the Offer for any period of time required by the applicable rules and regulations of the SEC. DG FastChannel can extend the Offer by giving oral or written notice of an extension to the Exchange Agent. If DG FastChannel decides to extend the Offer, it will make a public announcement to that effect no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration. DG FastChannel is not giving any assurance that it will extend the Offer. During any extension, all Shares previously tendered and not validly withdrawn will remain deposited with the Exchange Agent, subject to the right of Point.360 shareholders to withdraw their Shares. Subject to the applicable rules and regulations of the SEC and other limitations in the Merger Agreement, DG FastChannel expressly reserves the right, in its sole discretion, to (i) terminate the Offer and not accept for exchange or exchange any Shares not previously accepted for exchange, or exchanged, upon the failure of any of the conditions of the Offer to be satisfied prior to the expiration of the Offer and (ii) waive any condition (subject to certain conditions requiring Point.360's consent) or otherwise amend the Offer in any respect not prohibited by the Merger Agreement prior to the expiration of the Offer, by giving oral or written notice of such delay, waiver, termination or amendment to the Exchange Agent and by making a public announcement thereof.

        For purposes of the Offer, DG FastChannel will be deemed to have accepted for exchange Shares validly tendered and not properly withdrawn when and if DG FastChannel notifies the Exchange Agent of DG FastChannel's acceptance of the tender of Shares pursuant to the Offer. Pursuant to the Offer, the Exchange Agent will deliver shares of DG FastChannel common stock in exchange for Shares tendered pursuant to the Offer and cash, if any, to be paid in lieu of fractional shares of DG FastChannel common stock in exchange for Shares promptly after receipt of such notice from DG FastChannel. The Exchange

Agent will act as agent for tendering Point.360 shareholders for the purpose of receiving shares of DG FastChannel common stock and cash, if any, in lieu of fractional shares of DG FastChannel common stock in exchange for Shares and transmitting such DG FastChannel common stock and cash, if any, to validly tendering Point.360 shareholders. Under no circumstances will any interest be paid on cash amounts, if any, payable in lieu of fractional shares, regardless of any extension of the Offer or any delay in making such payment. Upon the terms and subject to the conditions of the Offer, the exchange of Shares accepted for exchange pursuant to the Offer will be made by deposit of certificates representing shares of DG FastChannel common stock exchangeable therefor (or cash, if any, payable in lieu of fractional shares) with the Exchange Agent. In all cases, delivery of certificates representing shares of DG FastChannel common stock (and cash, if any, paid in lieu of fractional shares) issued pursuant to the Offer will be made only after timely receipt by the Exchange Agent of (i) certificates representing the Shares or confirmation prior to the expiration of the Offer of a book-entry transfer of Shares into the Exchange Agent's account at the Depository Trust Company, (ii) a duly executed Letter of Transmittal to tender Shares or an agent's message in connection with a book-entry transfer and (iii) any other documents or instruments required by such Letter of Transmittal. TENDERS BY NOTICE OF GUARANTEED DELIVERY WILL NOT BE ACCEPTED.

        If DG FastChannel does not accept Shares for exchange pursuant to the Offer, or if certificates are submitted for more Shares than are tendered in the Offer, DG FastChannel will return certificates for these unexchanged Shares without expense to such tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Exchange Agent's account at the Depository Trust Company, such Shares will be credited to an account maintained with the Depository Trust Company) promptly following the expiration or termination of the Offer.

        The Offer and the Merger together are expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the transactions so qualify, holders of Shares generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their Shares for DG FastChannel common stock in the Offer and the Merger, except for any gain or loss attributable to the receipt of cash, if any, in lieu of a fractional share of DG FastChannel common stock. Shareholders are urged to consult their tax advisors for a full understanding of all of the tax consequences of the Offer and Merger to them.

        Shares tendered pursuant to the Offer may be withdrawn at any time before the expiration of the Offer. Following the expiration of the Offer, such tenders are irrevocable. However, if DG FastChannel has not accepted tendered Shares for exchange by [DAY], [DATE] 2007, such tendered Shares may be withdrawn at any time thereafter.

        For a withdrawal to be effective, the Exchange Agent must receive a written, telegraphic or facsimile transmission notice of withdrawal within the time period specified for withdrawal in the Offer to Exchange at the address set forth on the back page of the Offer to Exchange. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares to be withdrawn, if different from the name of the person who tendered the Shares and the serial numbers shown on the share certificates. If Shares have been delivered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by DG FastChannel, in its sole discretion, whose determination shall be final and binding. Any Shares properly withdrawn shall no longer be considered to be validly tendered unless such Shares are retendered prior to the Expiration Date pursuant to the Offer to Exchange.

        DG FastChannel may elect to provide a subsequent offering period of up to 20 business days after the acceptance of Shares in the Offer if, on the expiration date of the Offer, all of the conditions to the Offer have been satisfied or waived, but the total number of Shares that have been validly tendered and not withdrawn pursuant to the Offer is less than 90% of the total number of Shares then outstanding or the requirements of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), have been met. If DG FastChannel exercises its right to use a subsequent offering period, DG FastChannel will first consummate the exchange with respect to the Shares tendered and not withdrawn in the initial offer period.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Exchange and is incorporated herein by this reference.

        The Offer to Exchange, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list for the Shares or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        THE OFFER TO EXCHANGE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. SUCH DOCUMENTS MAY BE EXAMINED AT THE WEB SITE OF THE SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV.

        The Offer to Exchange and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offer. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Exchange, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at DG FastChannel's expense. DG FastChannel will not pay any fees or commissions to any broker or dealer or other person (other than to the Exchange Agent and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for this Offer is:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
E-mail: info@dfking.com
Banks and Brokerage Firms, Please Call (212) 269-5550
All Others, Please Call Toll-Free (800) 488-8075

The Exchange Agent for the offer is:

American Stock Transfer & Trust Company

By Mail or Overnight Courier:	By Hand:
American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attn: Reorganization Department 59 Maiden Lane New York, NY 10038

[                        ], 2007

        Investors and Point.360 shareholders are advised to carefully read DG FastChannel's registration statement with respect to its exchange offer for the Shares, as filed with the Securities and Exchange Commission on June 8, 2007, because that document contains important information. Point.360 shareholders may obtain a free copy of the exchange offer registration statement and other documents filed by DG FastChannel with the SEC at the SEC's web site at www.sec.gov. The exchange offer registration statement and such other documents may also be obtained free of charge by calling the Information Agent at the telephone number set forth above.